Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE RETURN OF THE CAN-AM MOTORCYCLE

WITH AN ALL-ELECTRIC LINEUP

Riders can expect these new state-of-the-art electric Can-Am motorcycles to be perfect for everyday commuting and, to stay true to the track & trail heritage of the brand, recreational on- and off-road riding.

Valcourt, Québec, March 25, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announces today that the iconic Can-Am brand is returning to its motorcycle roots with a product line-up that will be completely electric. To mark the 50th anniversary of the beloved Can-Am brand, the Company will launch a family of electric 2-wheel motorcycles.

“With the motorcycle industry shifting to electric, we saw an opportunity to reclaim our motorcycle heritage and to re-enter the market. This new product category is extremely important to us, and we are thrilled that Can-Am motorcycles are the first EV models in BRP’s electric lineup to be confirmed to consumers. Many of us have very fond memories of riding the early dirt bike models, and now we look forward to building on the rich history of the Can-Am brand to inspire and impress a new generation of motorcyclists and electric vehicle enthusiasts”, said José Boisjoli, President and CEO of BRP.

The first Can-Am motorcycle was introduced in 1973 and immediately reigned over motocross and endurance racing. The instant success elevated the brand to an iconic status right from the start. Half a century later, the new products have been developed with many different riders in mind, more specifically for those who crave adventure, seek the thrill of the open road, long for a quiet ride in the country or want to liven up the city streets. Riders can expect these new state-of-the-art electric Can-

Am motorcycles to be perfect for everyday commuting and, to stay true to the track & trail heritage of the brand, recreational on- and off-road riding.

Can-Am motorcycles are back - 100% electric, charging up a whole new generation!

Such a product category has been highly anticipated and expected from BRP’s customers and dealer network. The Company is therefore looking forward to bringing this new electric product lineup to its dealers’ showroom floors, further solidifying their financial strength and reach in key markets. The first models of the complete lineup are expected to be available in mid-2024.

BRP’s existing dealers who are interested in carrying this new product line should contact their District Sales Managers. Those who are interested in becoming a BRP dealer for electric motorcycles are invited to submit a request on the Company website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce is made up of close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our intention to launch a new product line, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements due to a number of factors, including the risk factors discussed under the heading “Risk Factors” of the Company’s Annual Information Form as well as those factors identified in BRP’s annual management’s discussion and analysis and audited consolidated financial statements for fiscal year 2021 and in other recent and future filings of the Company available on SEDAR, EDGAR and on the Company’s website. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For media enquiries:	For investor relations:

Biliana Necheva Media Relations media@brp.com	Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com